BM ACQUISITION CORP.

Lot 680, Jalan Batu 1 1/2, Jalan Bangi

43500 Semenyih Selangor, Malaysia

September 29, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Beth Breslin, Catherine

De Lorenzo and Pamela Howell

Re:	BM Acquisition Corp. (CIK No. 0002071607)
Registration Statement on Form S-1
File No. 333-288106
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Breslin, Ms. De Lorenzo and Ms. Howell:

I hope this letter finds you well. BM Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-288106) (the “Registration Statement”), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. Eastern time on Tuesday, September 30, 2025, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Rimon, P.C., request by telephone that such Registration Statement be declared effective.

Please contact Debbie A. Klis of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request. In addition, please notify Ms. Klis by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Traviss Loong Kam Seng
Mr. Traviss Loong Kam Seng
Chief Executive Officer

cc:	Rimon, P.C.
Debbie A. Klis, Esq.

Jeffrey C. Selman, Esq.
Elena Nrtina, Esq. DLA Piper LLP (US)